QUESTIONS AND ANSWERS RELATED TO BLOOMBERG’S ACQUISITION OF BNA
1.	What was announced today?

Bloomberg and The Bureau of National Affairs, Inc. (BNA) today announced that they have entered into an agreement under which Bloomberg will acquire all 25,116,830 outstanding shares of BNA for $39.50 per share in cash for a total purchase price of approximately $990 million. The boards of directors of both companies have unanimously approved this transaction, which is expected to close later in 2011.

2.	Why did Bloomberg acquire BNA?

Bloomberg does not make acquisitions very often — we have a strong bias toward organic growth. But the availability of a leading firm such as BNA — who shares so closely our mission and approach — was a rare strategic opportunity.

Together, Bloomberg and BNA will be a unique combination of premium content, deep subject matter expertise, proprietary data and world-class technological capabilities to provide distinctive products and solutions for professionals and decision makers in law, government, business and finance.

This acquisition would immediately strengthen Bloomberg’s offerings in the legal information market by complementing Bloomberg Law — the only legal research system that fully integrates primary research, dockets, company information and proprietary news — with BNA’s trusted legal, tax and regulatory content.

The acquisition would significantly grow Bloomberg’s presence in the Washington, DC area through its multiple operating units, Bloomberg News, Bloomberg Government, Bloomberg Law and BNA — which would work together to provide unparalleled coverage and analysis of U.S. policy and regulatory issues for customers.

BNA will benefit from Bloomberg’s technology and data expertise as well as the significant analytical and news reporting resources of the company, including Bloomberg Briefs, Bloomberg Industries and Bloomberg News, among others.

3.	What are Bloomberg’s plans for the company?

Bloomberg has tremendous respect for the legacy of BNA, its employees and management team. Following the transaction, it is our intention that BNA would retain its name and remain a stand-alone subsidiary within the Bloomberg family, operating from its current location under existing management. Bloomberg will honor existing contracts and relationships.

4.	Do you anticipate any layoffs at Bloomberg or BNA as a result of this acquisition?

We do not anticipate any layoffs at Bloomberg or BNA as a result of this transaction in the short-term. We anticipate gradual, modest consolidation over an extended period to be achieved largely through natural attrition.

5.	What does this mean for Bloomberg and BNA customers?

Until the transaction is completed, customers will receive the same products and services they are accustomed to. After the transaction is completed, we will provide more information on how the Bloomberg-BNA combination will benefit customers and affect our combined product offering.

6.	How many acquisitions has Bloomberg made in its history?

Previous acquisitions include Businessweek and New Energy Finance in 2009. Bloomberg has also made a few significantly smaller acquisitions.

7.	Is this transaction evidence of a newly acquisitive posture at Bloomberg?

No. Going forward, we expect almost all of our growth to be organic. However, when this rare strategic opportunity presented itself, we were enthusiastic to acquire a leading franchise.

8.	To what extent was Mike Bloomberg involved in the decision to buy BNA?

Mike Bloomberg reviewed and supported this transaction in accordance with his agreement with New York City that allows him to maintain the type of involvement that is consistent with his being the majority shareholder of Bloomberg.

9.	How will BNA and Bloomberg be integrated?

BNA’s culture is at the core of its success, and a significant reason the company is a great fit with Bloomberg. Going forward, Bloomberg will respect and maintain many of the unique attributes that have enabled BNA to build its leading position. At the same time, this is an attractive transaction because of the potential for the combined entity to be greater than the sum of its parts, so we expect Bloomberg and BNA employees to work together over time to produce innovative products and services for our customers.

10.	What is required to close the transaction?

The Bloomberg-BNA combination is a two-step transaction. The first step is a tender for all of the outstanding shares of BNA at a price of $39.50 per share in cash.

The acquisition is subject to the terms and conditions set forth in the merger agreement, including a condition that at least a majority of the outstanding BNA Class A Shares are tendered, that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated and other customary conditions.

The second step is a merger. If the offer is successful, Bloomberg will acquire any remaining shares of BNA common stock through the merger of a company created for the purpose of this transaction with and into BNA with BNA continuing as the surviving corporation and becoming a wholly-owned subsidiary of Bloomberg.

If Bloomberg acquires at least 90% of the outstanding Class A Shares in the tender offer, it will be able to effect the merger under the short-form merger provisions of the Delaware General Corporation Law immediately following closing of the Offer.

If Bloomberg doesn’t achieve 90% ownership through the tender offer, Bloomberg would still own sufficient Class A Shares, without the vote of any other holders of Class A Shares, to satisfy the stockholder approval requirement to approve the Merger. In that case, the Merger will close following the mailing of the requisite information statement to BNA stockholders.

11.	When is the transaction expected to close?

Bloomberg anticipates that the transaction will close later in 2011, subject to regulatory approvals and successful completion of the Offer and Merger.

12.	Are there potential anti-trust concerns? What if any regulators are involved?

The offer may not close unless pre-merger notification and report forms have been filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied.

13.	How confident are Bloomberg and BNA the transaction will go through?

Bloomberg expects that the offer will be successful and that the Merger will be consummated in a reasonable period of time thereafter. Bloomberg believes it is paying a premium for the shares of BNA and believes the BNA stockholders will determine to sell their shares and support the transaction.
Background
14.	What is BNA?

BNA was founded in 1929 and has become a trusted information source for labor, tax, and regulatory lawyers as well as for other accounting, government, and academic professionals. BNA’s portfolio of approximately 250 subscription-based information products includes category leaders such as Daily Labor Report, Daily Tax Report, Labor & Employment Law Library, and Tax Management Portfolios. The Company counts amongst its customers the250 largest law firms, 98% of the top 100 accounting firms, 97% of Fortune 500 companies, and a substantial number of large and mid-sized law firms. In law firms alone, BNA serves over 5,500 firms with an estimated 205,000 attorneys. BNA reported revenue of $331 million in 2010. BNA is completely employee-owned, and is headquartered in Arlington, Virginia, where most of its 1,465 employees are located.

15.	What is Bloomberg?

Bloomberg, a leading global business and financial news provider, gives influential decision makers a critical edge by connecting them to a dynamic network of information, people and ideas. The company’s strength—delivering data, news and analytics through innovative technology, quickly and accurately—is at the core of the Bloomberg Professional service, which provides real time financial information to more than 300,000 subscribers globally. Bloomberg’s enterprise solutions build on the company’s core strength, leveraging technology to allow customers to access, integrate, distribute and manage data and information across organizations more efficiently and effectively. Through Bloomberg Law, Bloomberg Government and Bloomberg New Energy Finance, the company provides data, news and analytics to decision makers in industries beyond finance. And Bloomberg News, delivered through the Bloomberg Professional service, television, radio, mobile, the Internet and two magazines, Bloomberg Businessweek and Bloomberg Markets, covers the world with more than 2,300 news and multimedia professionals at 146 bureaus in 72 countries. Headquartered in New York, Bloomberg employs more than 13,600 people in 185 locations around the world.
The Offer has not yet commenced, and this communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the common stock of BNA. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of BNA’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND BNA STOCKHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Brass Acquisition Corp. and Bloomberg, and the solicitation/recommendation statement will be filed with the SEC by BNA. Investors and BNA stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents filed by Brass Acquisition Corp. or Bloomberg may also be obtained free of charge by directing a request by mail to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, by calling toll-free at +1 800-322-2885 or by email to tenderoffer@mackenziepartners.com.
Forward Looking Statements
This announcement contains forward-looking statements relating to the potential acquisition of BNA by Bloomberg Inc. These forward-looking statements are made within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of BNA’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that BNA files from time to time with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect BNA’s expectations as of the date of this announcement. BNA undertakes no obligation to update the information provided herein.